Provident Energy Announces Redemption of the 10.5 Percent Convertible Unsecured Subordinated Debentures

      NEWS RELEASE NUMBER 12-05

April 26, 2005

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its intention to redeem the aggregate amount of all outstanding 10.50 percent convertible unsecured subordinated debentures as of May 31, 2005 at an amount of $1,050 plus all accrued and unpaid interest hereon to May 30, 2005 per each $1,000 principal amount of debentures.

At the option of the holder, each debenture is convertible into fully paid and non-assessable trust units at a price of $10.70 per trust unit, upon the presentation and surrender of the debentures to the corporate office of Computershare Trust Company of Canada, located at Suite 710, 530 - 8 Avenue S.W., Calgary, Alberta, T2P 3S8, at any time prior to 4:30 p.m. (MDT) on May 30, 2005. The conversion rate is 93.4579 trust units per $1,000 principal amount of debentures.

The Debentures were originally issued to fund an acquisition of petroleum and natural gas assets and for general corporate purposes and were issued with a term that would have them mature on June 15, 2007.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:
Jennifer Pierce
Vice President,
Strategy, Performance Management,
Investor Relations and Communications
Phone: (403) 231-6736
Email: info@providentenergy.com

OR

Patricia Lew
Investor Relations and Communications Analyst
Phone: (403) 231-2506
Email: info@providentenergy.com
Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com